EXHIBIT 8.1

LIST OF SUBSIDIARIES

Unless otherwise indicated, Northcore Technologies Inc. (“Northcore”), or one of its subsidiaries, owns 100 percent, except as otherwise noted, of the outstanding capital stock of the following companies:

Name of Subsidiary	Country of Incorporation

ADB Systems USA, Inc.	USA (Delaware)
GE Asset Manager, LLC(1)	USA (Delaware)

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(1) Northcore owns 50 percent of the membership interest of GE Asset Manager, LLC.

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